UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Hard Rock Hotel Holdings, LLC

(Name of Issuer)

Class A Membership Interests

(Title of Class of Securities)

Not Applicable

(CUSIP Number)

Ivy Dodes

Credit Suisse

Eleven Madison Avenue

New York, New York 10010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 25, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Credit Suisse
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☒
6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power See Item 5
8. Shared Voting Power See Item 5
9. Sole Dispositive Power See Item 5
10. Shared Dispositive Power See Item 5

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Item 5
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) See Item 5
14.	Type of Reporting Person (See Instructions) BK, HC

CUSIP No. N/A

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) DLJMB HRH VoteCo, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☒
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power See Item 5
8. Shared Voting Power See Item 5
9. Sole Dispositive Power See Item 5
10. Shared Dispositive Power See Item 5

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Item 5
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) See Item 5
14.	Type of Reporting Person (See Instructions) OO

Item 1. Security and Issuer

This statement on Schedule 13D relates to the Class A Membership Interests of Hard Rock Hotel Holdings, LLC, a Delaware limited liability company (the “Company”). The principal executive offices of the Company are located at 4455 Paradise Road, Las Vegas, Nevada 89169.

Item 2. Identity and Background

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Schedule 13D is being jointly filed by (i) Credit Suisse, a Swiss bank (the “Bank”), on behalf of its subsidiaries to the extent that they constitute the Investment Banking division (the “Investment Banking division”), the Alternative Investments business (the “AI Business”) within the Asset Management division (the “Asset Management division”) and the U.S. private client services business (the “U.S. PCS Business”) within the Private Banking division (the “Private Banking division”), and (ii) DLJMB HRH VoteCo, LLC, a Delaware limited liability company (“DLJMB VoteCo” and together with the Bank, the “Reporting Persons”). The address of the Bank’s principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Bank’s principal business and office in the United States and DLJMB VoteCo’s principal business and office is Eleven Madison Avenue, New York, New York 10010.

The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse Holdings (USA), Inc., a Delaware corporation (“CS Hldgs USA Inc”). The address of CS Hldgs USA Inc’s principal business and office is Eleven Madison Avenue, New York, New York 10010. The ultimate parent company of the Bank and CS Hldgs USA Inc, and the direct owner of the remainder of the voting stock of CS Hldgs USA Inc, is Credit Suisse Group, a corporation formed under the laws of Switzerland (“CSG”).

CS Hldgs USA Inc owns all of the voting stock of Credit Suisse (USA), Inc., a Delaware corporation and holding company (“CS USA Inc”). CS USA Inc owns all the voting stock of Credit Suisse Private Equity, Inc., a Delaware corporation (“CSPE Inc”). CS USA Inc also is the sole member of Credit Suisse Securities (USA) LLC, a Delaware limited liability company and a registered broker-dealer (“CS Sec USA LLC”). CS Sec USA LLC is the successor company of Credit Suisse First Boston LLC (“CSFB LLC”), and all references hereinafter to CSFB LLC shall be deemed to refer to CS Sec USA LLC. The address of the principal business and office of each of CS USA Inc, CSPE Inc. and CS Sec USA LLC is Eleven Madison Avenue, New York, New York 10010.

Steven Rattner, Neal Pomroy and Ryan Sprott have constituted DLJMB VoteCo, which may be deemed to have beneficial ownership of the voting Class A Membership Interests held by it. DLJ Merchant Banking IV, L.P., a Delaware limited partnership (“DLJMB IV”), has indirect dispositive power over the non-voting Class B Membership Interests held by DLJ MB IV HRH, LLC, a Delaware limited liability company (“DLJMB IV HRH”), and DLJ Merchant Banking Partners IV, L.P., Delaware limited partnership (“DLJMBP IV”). DLJMB IV exercises its investment acquisition and disposition power through the actions of an investment committee, which, for purposes of disposing of DLJMB IV HRH’s and DLJMBP IV’s investments in the non-voting Class B Membership Interests, includes Messrs. Rattner, Pomroy and Sprott. DLJ Merchant Banking, Inc., a Delaware corporation (“DLJMB”), is the general partner of DLJMB IV. Each of Messrs. Rattner, Pomroy and Sprott is an officer of DLJMB. DLJMB is an indirect subsidiary of CS Hldgs USA Inc. The address of the principal business and office of each of DLJMB IV and DLJMB is Eleven Madison Avenue, New York, New York, 10010. The address of each of Messrs. Rattner, Pomroy and Sprott is Eleven Madison Avenue, New York, New York, 10010.

CSG is a global financial services company, active in all major financial centers and providing a comprehensive range of banking products. The Bank is comprised of the Investment Banking division, the Asset Management division and the Private Banking division. The Investment Banking division provides financial advisory and capital raising services and sales and trading to institutional, corporate and government clients worldwide. The Asset Management division provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide and offers products across a broad range of investment classes, including alternative investments. The Private Banking division offers global private banking and corporate and retail banking services in Switzerland. CSG’s business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Reporting Persons. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including those subsidiaries that constitute the Asset Management division (other than the AI Business) (the “Traditional AM Business”) and the Private Banking division (other than the U.S. PCS Business) (the “Non-U.S. PB Business”)) may be deemed to beneficially own Class A Membership Interests. CSG, the Traditional AM Business and the Non-U.S. PB Business disclaim beneficial ownership of the Class A Membership Interests owned by DLJMB VoteCo.

The name, business address, citizenship, present principal occupation or employment, and the name and business address of any corporation or organization in which each such employment is conducted, of each executive officer or director of the Reporting Persons, CS Hldgs USA Inc, CS USA Inc, CSPE Inc, CS Sec USA LLC and DLJMB are set forth on Schedules A-1 through A-7 attached hereto, each of which is incorporated by reference herein. DLJMB IV is managed by its general partner and its special limited partner, and does not have any executive officers or directors.

Except as otherwise provided herein, during the past five years none of the Reporting Persons, CS Hldgs USA Inc, CS USA Inc, CSPE Inc, CS Sec USA LLC, DLJMB and DLJMB IV nor, to the best knowledge of the Reporting Persons, any of the other persons listed on Schedules A-1 through A-7 attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

On October 31, 2003, the U.S. District Court for the Southern District of New York (the “SDNY”) approved the global settlement among a number of Wall Street firms, including CSFB LLC, and a coalition of state and federal regulators and self-regulatory organizations (the “Global Settlement”). CSFB LLC, without admitting or denying any alleged violation, consented to the Global Settlement and thereby resolved a SEC complaint filed on April 28, 2003, in the SDNY. In this complaint, the SEC alleged that, from July 1998 to December 2001, CSFB LLC engaged in acts and practices that created or maintained inappropriate influence over research analysts, thereby imposing conflicts of interest on research analysts that CSFB LLC failed to manage in an adequate or appropriate manner. The SEC’s complaint also alleged that CSFB LLC engaged in inappropriate “spinning” of “hot” initial public offering allocations in violation of New York Stock Exchange (“NYSE”) and NASD rules requiring adherence to high business standards and just and equitable principles of trade, and that CSFB LLC’s books and records relating to certain transactions violated the broker-dealer recordkeeping provisions of Section 17(a) of the Exchange Act, NYSE Rules 401, 440 and 476(a)(6) and NASD Rules 2110 and 3110.

Under the terms of the Global Settlement:

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CSFB LLC agreed to pay the following amounts: $75 million as a penalty, $75 million as disgorgement of commissions and other monies for restitution for investors, and $50 million to be used to fund independent research. This $50 million to fund independent research is payable over a five year period.

•

CSFB LLC is required, among other things, to: (i) separate its research and investment banking departments and make independent research available to investors, (ii) prohibit its analysts from receiving compensation for investment banking activities and prohibit analysts’ involvement in investment banking “pitches” and “roadshows,” (iii) contract, for a five-year period, with no fewer than three independent research firms that will make available independent research to CSFB LLC’s customers and (iv) make its analysts’ historical price targets (among other things) publicly available.

•

CSFB LLC is permanently restrained and enjoined from violating Sections 15(e) and 17(a) of the Exchange Act, Exchange Act Rules 15c1-2 and 17a-3, NASD Rules 2110, 2210, 3010, and 3110, and NYSE Rules 342, 401, 440, 472, and 476.

Other Wall Street firms were subject to similar requirements.

Item 3. Source and Amount of Funds or Other Consideration

On February 2, 2007, pursuant to the terms of the applicable merger agreement and purchase and sale agreements, the Company acquired the Hard Rock Hotel & Casino in Las Vegas and certain related assets (the “Acquisition”). Also on February 2, 2007, DLJMB IV HRH, DLJMBP IV, DLJMB VoteCo, Morgans Hotel Group Co., a Delaware corporation (“Morgans”), and Morgans Group LLC, a Delaware limited liability company (“Morgans LLC”), entered into an Amended and Restated Limited Liability Company Agreement of the Company (the “JV Agreement”), a copy of which is incorporated herein by reference as Exhibit 1 hereto, which governs their relationship as members of the Company. DLJMB IV HRH, DLJMBP IV and DLJMB VoteCo are referred to as the “DLJMB Parties” and Morgans and Morgans LLC are referred to as the “Morgans Parties.” In connection with the Acquisition, DLJMB VoteCo initially paid $300.00 for the acquisition of a 66.7% Class A Membership Interest. As of January 5, 2008, DLJMB VoteCo had contributed (or was deemed to have contributed) an aggregate of $360.33 to the Company in exchange for a 66.7% Class A Membership Interest. Since such date, the Company’s members have been deemed to make the contributions (in cash or by posting letters of credit) to the Company set forth on Schedule B attached hereto. Each such letter of credit was posted by DLJMB IV HRH in accordance with the JV Agreement on behalf all of the DLJMB Parties (including DLJMB VoteCo). In addition, each such cash contribution was made to the Company by DLJMB IV HRH and DLJMBP IV on behalf of all of the DLJMB Parties (including DLJMB VoteCo). The cash contributed by DLJMB IV HRH and DLJMBP IV was in turn provided pursuant to capital commitments from their respective limited partners.

Item 4. Purpose of Transaction

DLJMB VoteCo acquired the Class A Membership Interests to obtain a voting interest in the Company. Except as set forth in the next sentence, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Company has entered into a letter of intent with respect to a proposed sale of a portion of the Company’s excess land and is working with the prospective purchaser to complete due diligence on the land and to prepare definitive documentation. The remaining portion of the excess land is accounted for as an asset held for sale by the Company.

Item 5. Interest in Securities of the Issuer

(a) Aggregate Number and Percentage of Securities. As of March 6, 2008, DLJMB VoteCo has contributed capital representing a 68.0% Class A Membership Interest, disregarding a letter of credit posted by DLJMB IV HRH on February 14, 2008. As of March 6, 2008, DLJMB VoteCo beneficially owned 66.7% of such Class A Membership Interest and was entitled to receive beneficial ownership of approximately 1.3% of such Class A Membership Interest upon the receipt of certain regulatory approvals. See Schedule B hereto for further information.

(b) Power to Dispose. With respect to any rights or powers to dispose of, or direct the disposition of, the Class A Membership Interests referenced in Item 5(a), there is shared power to dispose of, or to direct the disposition of, such Class A Membership Interests among the Reporting Persons, CS Hldgs USA Inc, CS USA Inc, CSPE Inc, DLJMB IV and DLJMB.

(c) Power to Vote. With respect to any rights or powers to vote, or to direct the vote of, the Class A Membership Interests referenced in Item 5(a), there is shared power to vote, or to direct the vote of, such Class A Membership Interests among DLJMB VoteCo and its members. Pursuant to a letter agreement, dated as of December 11, 2007, from the Bank and CSG to the members of DLJMB VoteCo, the Bank and CSG have agreed that they will not take any action to influence the members of DLJMB VoteCo in the exercise of their management or voting rights in respect of the gaming operations at the Hard Rock Hotel & Casino, and the Bank and CSG authorized the members to exercise such rights independently of, and without consultation with, the Bank and CSG. A copy of this letter is filed herewith as Exhibit 2.

(d) Transactions within the past 60 days. Schedule B to this Schedule 13D sets forth the transactions in the Class A Membership Interests effected by the Reporting Persons and their subsidiaries during the last 60 days.

(e) Certain Rights of Other Persons. No other person is known by the Reporting Persons to have the right to receive or power to direct the receipt of distributions from, or the proceeds from the sale of, the Class A Membership Interests beneficially owned by the Reporting Persons, CS Hldgs USA Inc, CS USA Inc, CSPE Inc, DLJMB and DLJMB IV.

(f) Date Ceased to be a 5% Owner. Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Items 3, 4 and 5 are incorporated herein by this reference.

JV Agreement

Board Appointment Rights

The Company is managed by its board of directors (the “Board”). Under the JV Agreement, each of DLJMB VoteCo and Morgans currently is entitled to designate three members of the Board. The current members of the Board that have been designated by DLJMB VoteCo are Messrs. Rattner, Pomroy and Sprott and the three current members that have been designated by Morgans are Fred J. Kleisner, David T. Hamamoto and Richard Syzmanski.

In the event that the Management Agreement (as defined in the JV Agreement) is terminated for cause (including as a result of a failure by the manager under the Management Agreement to meet performance requirements set forth in the Management Agreement), Morgans and Morgans LLC cease to be members of the Company or a “change of control” (as defined in the JV Agreement) of either Morgans or Morgans LLC occurs, then DLJMB VoteCo will be entitled to expand the Board to eight directors and appoint two new members of the Board. Following the expansion of the Board, certain actions relating to the scope of Company’s business, amendments of the JV Agreement and other actions requiring the Board’s approval will require both Morgan’s and DLJMB VoteCo’s consent.

Board Decisions

The JV Agreement generally provides that, at meetings of the Board, designees of each of DLJMB VoteCo and Morgans must be present so that each party has persons representing an equal number of votes in attendance. All decisions require the affirmative vote of a majority of the directors present at the meeting. The members of the Board also may act by written consent if at least two directors designated by each party executes the consent. The authority of the Board is subject to DLJMB VoteCo’s right in its sole discretion to cause us to take certain actions relating to financing the Company’s operations.

The JV Agreement provides that certain decisions made on the Company’s behalf must be made by the Board, including, among other things, approval of the Company’s operating plan and budget, amendments to the development budget and plans for the expansion project for the Hard Rock, any decision to postpone or cancel the commencement of the expansion project and material construction work.

Restrictions on Transfer

The JV Agreement provides that the members of the Company generally are prohibited from transferring or encumbering their membership interests without the prior written consent of the holders of the Class A Membership Interests. Transfers of interests by a Morgans Party or a DLJ Fund in any intermediate subsidiary that indirectly holds interests in the Company will be considered a transfer of such person’s indirect interest in the Company. The “DLJ Funds” include DLJMBP IV, DLJMB HRH Co-Investments, L.P., a Delaware limited partnership, DLJ Offshore Partners IV, L.P., a Cayman Islands exempted limited partnership, DLJ Merchant Banking Partners IV (Pacific), L.P., an Ontario limited partnership, and MBP IV Plan Investors, L.P., a Bermuda limited partnership, and are all parties which indirectly hold interests in the Company.

Exceptions to the transfer prohibition apply to (a) transfers to subsidiaries of a DLJ Fund or Morgans, (b) transfers of the equity interests of a Morgans Party or a DLJ Fund (including pursuant to a change in control of those entities), and (c) after the earlier of February 2, 2011 and the termination date of the Management Agreement, in accordance with the right of first offer in favor of the other members under the JV Agreement. If the DLJMB Parties propose to transfer more than 51.0% of the membership interests in the Company to a third party and the right of first offer is not exercised, the DLJMB Parties will be able to require the Morgans Parties to sell the same ratable share of their membership interests in the Company to the third party on the same terms and conditions. If this drag-along right is not exercised, then the Morgans Parties may exercise a tag-along right to sell their interests to the third-party transferee on the same terms and conditions as under the sale by the DLJMB Parties.

Notwithstanding these exceptions to the transfer prohibition, no transfer of membership interests may be made unless certain general conditions are met, including that the transfer complies with applicable gaming regulations.

Item 7. Material to Be Filed as Exhibits

See “Exhibit Index” below.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

CREDIT SUISSE

March 5, 2008	By:	/s/ Ivy Dodes
	Name:	Ivy Dodes
	Title:	Managing Director

DLJMB HRH VOTECO, LLC

March 5, 2008	By:	/s/ Ryan Sprott
	Name:	Ryan Sprott
	Title:	Member

EXHIBIT INDEX

Exhibit No.	Exhibit Description
1	Amended and Restated Limited Liability Company Agreement, dated as of February 2, 2007, for Hard Rock Hotel Holdings, LLC, by and among DLJ MB IV HRH, LLC, DLJ Merchant Banking Partners IV, L.P., DLJMB HRH VoteCo, LLC, Morgans Hotel Group Co., Morgans Group LLC and Hard Rock Hotel Holdings, LLC (incorporated by reference to Exhibit 3.2 to the Form 10-12G of the Company filed on December 20, 2007).

2	Letter Agreement, dated as of December 11, 2007, from Credit Suisse and Credit Suisse Group to the members of DLJMB HRH VoteCo, LLC.

SCHEDULE A-1

MEMBERS OF DLJMB HRH VOTECO, LLC

The following sets forth the name, business address, present principal occupation and citizenship of each member of DLJMB HRH VoteCo, LLC. The business address of DLJMB HRH VoteCo, LLC is Eleven Madison Avenue, New York, NY 10010.

Name	Business Address	Title	Citizenship
Steven Rattner	Eleven Madison Avenue New York, NY 10010 USA	Member	United States

Neal Pomroy	Eleven Madison Avenue New York, NY 10010 USA	Member	United States

Ryan Sprott	Eleven Madison Avenue New York, NY 10010 USA	Member	United States

SCHEDULE A-2

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse. The business address of Credit Suisse is Eleven Madison Avenue, New York, NY 10010.

Name	Business Address	Title	Citizenship
Robert Basso	Eleven Madison Avenue New York, NY 10010 USA	Head of Human Resources for the Americas and Investment Banking Division	United States
United States

Philip Cushmaro	Eleven Madison Avenue New York, NY 10010 USA	Chief Information Officer for the Investment Banking Division and Americas region of Credit Suisse	United States

Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Chief Executive Officer and Member Executive Board of Credit Suisse Group and Credit Suisse	United States

Tony Ehinger	Eleven Madison Avenue New York, NY 10010 USA	Head of the Global Equity Division and Head of Distribution for Global Securities	United States

Brian D. Finn	Eleven Madison Avenue New York, NY 10010 USA	Chairman of Alternative Investments	United States

Marc D. Granetz	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of Global Investment Banking Division and Head of the Global Mergers and Acquisitions Group	United States

John S. Harrison	Eleven Madison Avenue New York, NY 10010 USA	Managing Director of Credit Suisse in the Group Executive Office and Chief of Staff to the Chief Executive Officer	United States

Carlos Onis	Eleven Madison Avenue New York, NY 10010 USA	Global Head of Fixed Income Infrastructure	United States

Mark Rufeh	Eleven Madison Avenue New York, NY 10010 USA	Chief Administrative Officer for the Investment Banking Division	United States

Eric M. Varvel	Eleven Madison Avenue New York, NY 10010 USA	Chief Executive Officer of Credit Suisse for the Europe, Middle East and Africa (EMEA) region	United States

United States

Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Managing Director of Credit Suisse and Chief Operating Officer for the Americas Region	United States

SCHEDULE A-3

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE HOLDINGS (USA), INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Holdings (USA), Inc. The business address of Credit Suisse Holdings (USA), Inc. is Eleven Madison Avenue, New York, NY 10010.

Name	Business Address	Title	Citizenship
Paul Calello	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States

Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer and Controller	United States

D. Neil Radey	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States

Michael Ryan	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Keith Schappert	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Robert Shafir	Eleven Madison Avenue New York, NY 10010 USA	President and Chief Executive Officer	United States

Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

SCHEDULE A-4

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE (USA), INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse (USA), Inc. The business address of Credit Suisse (USA), Inc. is Eleven Madison Avenue, New York, NY 10010, USA.

Name	Business Address	Title	Citizenship
Paul Calello	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States

Anthony DeChillis	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States

Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Treasurer	United States

Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial and Accounting Officer	United States

D. Neil Radey	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States

Michael Ryan	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States

Robert Shafir	Eleven Madison Avenue New York, NY 10010 USA	President, Chief Executive Officer and Board Member	United States

Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States

SCHEDULE A-5

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE PRIVATE EQUITY, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Private Equity, Inc. The business address of Credit Suisse Private Equity, Inc. is Eleven Madison Avenue, New York, NY 10010, USA.

Name	Business Address	Title	Citizenship
Nicole S. Arnaboldi	Eleven Madison Avenue New York, NY 10010 USA	Chief Operating Officer Funds Management and Board Member	United States

Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States

Brian D. Finn	Eleven Madison Avenue New York, NY 10010 USA	Chief Executive Officer	United States

George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Chief Operating Officer and Board Member	United States

Edward A. Poletti	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States

SCHEDULE A-6

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE SECURITIES (USA) LLC

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Securities (USA) LLC. The business address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Paul Calello	Eleven Madison Avenue New York, NY 10010 USA	Chief Executive Officer, President and Board Member	United States

Richard Curan	Eleven Madison Avenue New York, NY 10010 USA	Head of Operations, Bank Account Officer, and Managing Director	United States

Anthony DeChellis	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States

Gary Gluck	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States

Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States

D. Neil Radey	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States

Michael Ryan	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States

Robert Shafir	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States

SCHEDULE A-7

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ MERCHANT BANKING, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of DLJ Merchant Banking, Inc. The business address of DLJ Merchant Banking, Inc. is Eleven Madison Avenue, New York, NY 10010, USA.

Name	Business Address	Title	Citizenship
Nicole S. Arnaboldi	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States

Michael J. Bessel	Eleven Madison Avenue New York, NY 10010 USA	Chief Compliance Officer	United States

Ivy B. Dodes	Eleven Madison Avenue New York, NY 10010 USA	Senior Vice President	United States

Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States

John S. Ficarra	Eleven Madison Avenue New York, NY 10010 USA	Senior Vice President	United States

George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States

Michael S. Isikow	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States

Kenneth J. Lohsen	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States

Charles P. Pieper	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Edward A. Poletti	Eleven Madison Avenue New York, NY 10010 USA	Senior Vice President	United States

Thomas Prevost	Eleven Madison Avenue New York, NY 10010 USA	Director of Taxes and Vice President	United States

Steven Rattner	Eleven Madison Avenue New York, NY 10010 USA	Chairman and Board Member	United States

Susan C. Schnabel	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Colin A. Taylor	One Cabot Square London E14 4QJ, Great Britain	Managing Director	United Kingdom

SCHEDULE B

TRANSACTIONS DURING THE LAST 60 DAYS

The following sets forth the transactions in the Class A Membership Interests effected by the Reporting Persons and their subsidiaries during the last 60 days. Under the JV Agreement, if the Company’s members make contributions to the Company (in cash or by posting letters of credit in accordance with the JV Agreement) on a non pro rata basis, then the percentage interests of the members in the Company are adjusted to take into consideration such disproportionate contribution (according to formulas set forth in the JV Agreement).

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On January 14, 2008, the DLJMB Parties funded approximately $0.2 million to provide working capital for the Company’s operations. DLJMB VoteCo received credit for approximately $0.56 of such cash deposit. The Morgans Parties participated in this capital call on a pro rata basis.

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On January 17, 2008, the DLJMB Parties deposited approximately $2.1 million to fund the interest reserve under the Company’s commercial mortgage backed securities loan facility (the “CMBS facility”). DLJMB VoteCo received credit for approximately $5.40 of such cash deposit. The Morgans Parties participated in this capital call on a pro rata basis.

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On January 30, 2008, DLJMB IV HRH posted a letter of credit on behalf of the DLJMB Parties to the lenders under the CMBS facility in the amount of approximately $5.0 million to satisfy pre-construction draw requirements under the CMBS facility. DLJMB VoteCo received credit for approximately $13.01 of such letter of credit. The Morgans Parties participated in this capital call on a pro rata basis.

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On January 31, 2008, DLJMB IV HRH posted a letter of credit on behalf of the DLJMB Parties to the lenders under the CMBS facility in the amount of approximately $43,000 to satisfy pre-construction draw requirements under the CMBS facility. DLJMB VoteCo received credit for approximately $0.11 of such letter of credit. The Morgans Parties did not participate in this capital call.

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On February 8, 2008, the DLJMB Parties deposited approximately $5.4 million to fund the interest reserve under the CMBS facility. DLJMB VoteCo received credit for approximately $13.98 of such cash deposit. The Morgans Parties did not participate in this capital call.

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On February 14, 2008, DLJMB IV HRH posted a letter of credit on behalf of the DLJMB Parties to the lenders under the CMBS facility in the amount of approximately $110.0 million to postpone an amortization payment due under the CMBS facility to August 2, 2008. The DLJMB Parties and the Morgans Parties are currently discussing the treatment of such letter of credit for purposes of the parties’ percentage interests in the Company.

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On February 25, 2008, DLJMB IV HRH posted a letter of credit on behalf of the DLJMB Parties to the lenders under the CMBS facility in the amount of approximately $3.7 million to satisfy pre-construction draw requirements under the CMBS facility. DLJMB VoteCo received credit for approximately $9.71 of such letter of credit. The Morgans Parties did not participate in this capital call.